SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

GOOD HARBOR PARTNERS ACQUISITION CORP.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

382094209
(CUSIP NUMBER)

2095 E. Big Beaver Road
Suite 200
Troy, MI 48083
Attn:  Parsh Patel
(586) 530-5605

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP NO.  382094209

1     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       David Chen-Te Yen

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☐

 3    SEC USE ONLY

4     SOURCE OF FUNDS

       PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

6     CITIZENSHIP OR PLACE OF ORGANIZATION

               Republic of China (Taiwan)

7 SOLE VOTING POWER 25,700,000
NUMBER OF SHARES	8 SHARED VOTING POWER None
BENEFICIALLY OWNED BY EACH	9 SOLE DISPOSITIVE POWER 25,700,000
REPORTING PERSON WITH	10 SHARED DISPOSITIVE POWER None

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        25,700,000 shares

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

        (SEE INSTRUCTIONS)

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        71.5%*

 14    TYPE OF REPORTING PERSON

         IN

*	Based upon 35,950,100 shares of the Issuer's common stock issued and outstanding as of June 30, 2010.

Item 1.  Security and Issuer

This statement relates to the purchase by the Reporting Person of 25,700,000 shares of the common stock, $.0001 par value (the "Shares"), of Good Harbor Partners Acquisition Corp.(the "Issuer"), having its principal executive offices at 2095 E. Big Beaver Road, Suite 200, Troy, MI 48083.

Item 2.  Identity and Background

      (a)  The reporting person for purposes of this statement is David Chen-Te Yen(the "Reporting Person").

      (b)  The address of the Reporting Person is 11th FL, 185
Ming Yo 11 Street, Tao Yuan, Taiwan.

      (c)  The Reporting Person's principal business is serving as the Chief Executive Officer  ( Asian Division) of  Mineral Mining Corporation (a Colorado Public company listed on the Frankfurt Exchange) where his responsibilities include overseeing the company’s Asian operations, including merger and acquisitions, business development, planning, and administration.

      (d)  The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e)  The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f)  The Reporting Person is a citizen of the Peoples Republic of China (Taiwan).

Item 3.  Source and Amount of Funds

      The source of the funds, in the aggregate sum of approximately $329,533 used by the Reporting Person to acquire the Shares to which this statement relates was personal funds.

Item 4.  Purpose of Transaction

      The Reporting Person purchased the Shares for investment purposes, and with the intent of directly participating in the management and the development of policies of the Issuer. Mr. Yen’s plan is that the Company will initiate a business involving the sale and appraisal of authentic and high quality of works of art, including paintings, sculptures, and antiques in Taiwan, Hong Kong, China, and South East Asia. In order for the Company to initiate this or any business, the Company will need to raise capital, which there is no assurance can be accomplished.

      (a)  The Reporting Person does not have any plan or proposal which relates to or which would have the effect of any acquisition of additional, or disposition of any, securities of the Issuer, although he may purchase additional securities of the issuer in the future.

      (b)  The Reporting Person does not have any plan or proposal which relates to or would result in an extraordinary transaction involving the Issuer or any subsidiary of the Issuer.  However, the Issuer will likely effect a ten for one reverse split of its common stock and raise capital by the sale of its securities in the future.

      (c)  The Reporting Person does not have any plan or proposal which relates to or would result in a sale or transfer of a material amount of the assets of the Issuer or any subsidiary of the Issuer.

      (d)  The Reporting Person does not have any plan or proposal to change the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

      (e)  The issuer will likely effect a ten for one reverse split of its common stock and raise capital by the sale of its securities in the future.
The Reporting Person does not have any further plan or proposal which relates to or would result in a material change in the Issuer's present capitalization or dividend policy.

      (f)   Mr. Yen’s plan is that the Company will initiate a business involving the sale and appraisal of authentic and high quality of works of art, including paintings, sculptures, and antiques in Taiwan, Hong Kong, China, and South East Asia. In order for the Company to initiate this or any business, the Company will need to raise capital, which there is no assurance can be accomplished.

      (g)  The issuer will likely effect a ten for one reverse split of its common stock and change its legal name in the future.  Other changes in the issuer’s charter may also be effected.  The Reporting Person does not have any future plan or proposal which relates to or would result in a change in the Issuer's charter, by-laws or instruments corresponding thereto which may impede the acquisition of the Issuer by any person.

      (h)  The Reporting Person does not have any plan or proposal which relates to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

      (i)  The Reporting Person does not have any plan or proposal which relates to or would result in a class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

      (j)  The Reporting Person does not have any plan or proposal which relates to or would result in any action similar to those described in paragraphs (a) through (i) above.

Item 5.  Interest in Securities of the Issuer

      (a)  Following purchase of the Shares, the Reporting Person owns an aggregate of 25,700,000 shares of the Common Stock, constituting 71.5% of the issued and outstanding shares of the Issuer's Common Stock based upon the 35,995,100 shares of Issuer's Common Stock issued and outstanding as of June 30, 2010.

      (b)  The Reporting Person has sole power to vote or direct to vote of the Shares and the sole power to dispose or to direct the disposition of the Shares.

      (c)  The Reporting Person has not effected any transaction involving the Issuer's securities within the sixty (60) preceding days.

      (d)  No other person has the right to receive or the right to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The Reporting Person does not have any contract,arrangement, understanding or relationship with any person with respect to the Shares.

Item 7. Material to be filed as Exhibits

             None.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2010

/s/ David Chen-Te Yen
David Chen-Te Yen